UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

741929103

(CUSIP Number)

Fred J. Franklin

Chief Compliance Officer

Newport Global Advisors LP

50 Kennedy Plaza, 18th Floor

Providence, RI 02903

(401) 751-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 28, 2007

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Opportunities Fund LP 20-4075423
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

10,293,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

10,293,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

10,293,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.22%
(14)	Type of Reporting Person

PN

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Opportunities GP LP 20-4075335
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

10,293,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

10,293,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

10,293,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.22%
(14)	Type of Reporting Person

PN

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Opportunities GP LLC 20-4072336
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

10,293,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

10,293,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

10,293,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.22%
(14)	Type of Reporting Person

OO

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Advisors LP 20-3477523
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

10,293,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

10,293,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

10,293,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.22%
(14)	Type of Reporting Person

IA

CUSIP Number 741929103

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Advisors LLC 20-3607864
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

10,293,451
(9) Sole Dispositive Power

(10) Shared Dispositive Power

10,293,451

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

10,293,451
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
(13)	Percent of Class Represented by Amount in Row 11

7.22%
(14)	Type of Reporting Person

OO

AMENDMENT NO.1 TO SCHEDULE 13D

This Amendment No. 1 to the Statement on Schedule 13D, filed on June 11, 2007 (the “Statement”), relates to the beneficial ownership of Stock, par value $0.01 per share (the “Common Stock”), of Primus Telecommunications Group, Incorporated, a Delaware corporation (the “Company”). This Amendment is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Statement. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended and restated in its entirety as follows:

The Fund acquired 10,293,451 shares of the Company’s Common Stock (the “Shares”) for an aggregate purchase price of approximately $8,234,700, which was funded through the working capital of the Fund.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5(a) is hereby amended and restated in its entirety as follows:

(a) (i) The Fund is the direct beneficial owner of 10,293,451 shares of Common Stock, representing approximately 7.22% of the outstanding shares of Common Stock.

The disclosure in Item 5(c) is hereby amended and restated in its entirety as follows:

(c) The table below lists the dates on which the Fund acquired Shares in the past 60 days, together with the amount of Shares acquired on such date and the price per such Share. All such acquisitions were made in the open market on “Pink Sheets.” The table below corrects the number of shares acquired by the Fund on May 24, 2007, which was incorrectly stated in the Statement due to a cancel/correct order that inadvertently was not taken into account and which Fund Manager (as defined in the Statement) did not become aware of until June 28, 2007.

Date of Acquisition	Number of Shares Acquired	Price per Share (in dollars)
3/29/07	1,000,000	0.555
4/12/07	750,000	0.8
4/12/07	1,000,000	0.68
4/12/07	180,000	0.8083
4/17/07	42,500	0.7571
4/18/07	500,000	0.79
4/19/07	1,000,000	0.86
4/27/07	200,000	0.7492
5/24/07	1,193,000	0.72
5/31/07	100,000	0.77
6/1/07	762,500	0.8685
6/1/07	300,000	0.846
6/4/07	888,451	0.879
6/5/07	25,000	0.93
6/8/07	152,000	0.95
6/8/07	200,000	0.933
6/28/07	2,000,000	0.915
	Ttl. 10,293,451

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2007

NEWPORT GLOBAL OPPORTUNITIES FUND LP

By: Newport Global Opportunities GP LP, its general partner

By: Newport Global Opportunities GP LLC, its general partner

By: Newport Global Advisors LP, its managing member

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LP

By: Newport Global Opportunities GP LLC, its general partner

By:	Newport Global Advisors LP, its managing member

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LLC

By:	Newport Global Advisors LP, its managing member

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL ADVISORS LP

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL ADVISORS LLC

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer